Filed pursuant to Rule 424(b)(3)
                                      Registration Statement File No. 333-131001


               PROSPECTUS SUPPLEMENT NO. 2 DATED NOVEMBER 21, 2006
                                       TO
                       PROSPECTUS DATED FEBRUARY 13, 2006

                             GIANT MOTORSPORTS, INC.

This Prospectus Supplement supplements information contained in our Prospectus dated February 13, 2006, as supplemented and amended, relating to the offer and sale by the selling shareholders as listed in the Prospectus of up to 26,356,000 shares of common stock and warrants to purchase up to 6,314,000 shares of common stock of Giant Motorsports, Inc., and should be read in conjunction with our Prospectus dated February 13, 2006, as supplemented by Supplement No. 1 to the Prospectus filed on November 21, 2006. We will not receive any proceeds from the sale of the shares of common stock or the warrants by selling shareholders.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q of Giant Motorsports, Inc. for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 22, 2006.

                                   ----------

BEFORE PURCHASING ANY OF THE SECURITIES COVERED BY THE PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SECURITIES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is November 21, 2006


                   Remainder of Page Intentionally Left Blank

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

(Mark One)

[X] Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended March 31, 2006

                                       OR

[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ______ to _______

                        Commission File Number: 000-50243


                             GIANT MOTORSPORTS, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                Nevada                                 33-1025552
     ------------------------------                  ---------------
    (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)                Identification No.)

                     13134 State Route 62, Salem, Ohio 44460
                    (Address of Principal Executive Offices)
                                   (Zip Code)

                                 (440) 332-8534
              (Registrant's Telephone Number, Including Area Code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in rule 12b-2 of the Exchange Act)

Yes [ ] No [X]

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

As of May 19, 2006 the registrant had 10,759,138 shares of common stock, $.001 par value, issued and outstanding.

                             GIANT MOTORSPORTS, INC.

                               INDEX TO FORM 10-Q

                                                                        Page No.

PART I.  FINANCIAL INFORMATION

Item 1.    Financial Statements                                               3

           Condensed Consolidated Balance Sheets as of March 31, 2006
            (Unaudited) and December 31, 2005 (Audited)                     3-4

           Condensed Consolidated Statements of Operations for the Three
            Months Ended March 31, 2006 and 2005 (Unaudited)                  5

           Condensed Consolidated Statements of Cash Flows for the
            Three Months Ended March 31, 2006 and 2005 (Unaudited)            6

           Notes to Condensed Consolidated Financial Statements               7

Item 2.    Management's Discussion and Analysis of Financial
            Conditions and Results of Operations                             18

Item 3.    Quantitative and Qualitative Disclosures about Market Risk        27

Item 4.    Controls and Procedures                                           28

PART II. OTHER INFORMATION

Item 1.    Legal Proceedings                                                 29

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds       29

Item 3.    Defaults upon Senior Securities                                   29

Item 4.    Submission of Matters to a Vote of Security Holders               29

Item 5.    Other Information                                                 29

Item 6.    Exhibits                                                          29

SIGNATURES                                                                   30

PART I.  FINANCIAL INFORMATION

Item 1.           Financial Statements

                             GIANT MOTORSPORTS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                             March 31, 2006    December 31, 2005
                                               Unaudited          Audited
                                              -----------       -----------
CURRENT ASSETS
     Cash and cash equivalents               $   651,137        $   227,301
     Accounts receivable, net                  3,465,043          4,850,408
     Accounts receivable, affiliates                  --            261,667
     Accounts receivable, employees               11,013                 --
     Inventories                              22,982,502         16,775,069
     Federal income tax receivable               119,500            119,500
     Prepaid expenses                            175,625             74,255
                                             -----------        -----------
               TOTAL CURRENT ASSETS           27,404,820         22,308,200
                                             -----------        -----------

FIXED ASSETS, NET                              2,240,395          1,893,967
                                             -----------        -----------

OTHER ASSETS
     Goodwill                                  1,588,950          1,588,950
     Deposits                                     41,000             41,000
                                             -----------        -----------
               TOTAL OTHER ASSETS              1,629,950          1,629,950
                                             -----------        -----------
                                             $31,275,165        $25,832,117
                                             ===========        ===========

               The accompanying notes are an integral part of the
                  condensed consolidated financial statements.

                             GIANT MOTORSPORTS, INC.
                CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              March 31, 2006 December 31, 2005
                                                                Unaudited        Audited
                                                              ------------    ------------
CURRENT LIABILITIES
     Current portion of long-term debt                             689,623         714,623
     Notes payable, floor plans                                 22,454,261      17,159,719
     Note payable, officer                                          77,645         193,135
     Accounts payable, trade                                     2,982,724       2,370,369
     Accrued expenses                                              692,525         654,417
     Customer deposits                                             720,426          87,051
                                                              ------------    ------------
               TOTAL CURRENT LIABILITIES                        27,617,204      21,179,314

DEFERRED FEDERAL INCOME TAXES                                       52,100          52,100

LONG-TERM DEBT, NET                                                730,166         783,856
                                                              ------------    ------------
               TOTAL LIABILITIES                                28,399,470      22,015,270
                                                              ------------    ------------

COMMITMENTS

STOCKHOLDERS' EQUITY
     Preferred stock, $.001 par value, authorized
      5,000,000 shares 5,000 shares designated Series A
      Convertible, $1,000 stated value 2,820 and
      2,870 shares issued and outstanding at March 31, 2006
      and December 31, 2005, respectively                        2,820,000       2,870,000
     Common stock, $.001 par value, authorized
      75,000,000 shares 10,759,138 and 10,445,000 shares
      issued and outstanding at March 31, 2006 and
      December 31, 2005, respectively                               10,759          10,445
     Additional paid-in capital                                    881,392         641,277
     Additional paid-in capital - Options                          107,535         109,442
     Additional paid-in capital - Warrants                       1,985,280       2,020,480
     Additional paid-in capital - Beneficial conversions         1,500,240       1,526,840
     Issuance cost on preferred series A convertible              (786,762)       (786,762)
     Accumulated deficit                                        (3,642,749)     (2,574,875)
                                                              ------------    ------------
               TOTAL STOCKHOLDERS' EQUITY                        2,875,695       3,816,847
                                                              ------------    ------------
                                                              $ 31,275,165    $ 25,832,117
                                                              ============    ============

               The accompanying notes are an integral part of the
                  condensed consolidated financial statements.

                        GIANT MOTORSPORTS, INC.
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          For the three months ended March 31, 2006 and 2005

                                                               2006            2005
                                                           ------------    ------------
                                                           (Unaudited)      (Unaudited)

OPERATING INCOME
     Sales                                                 $ 17,783,777    $ 20,426,807
     Finance, insurance and extended service revenues           605,860         291,200
                                                           ------------    ------------
               TOTAL OPERATING INCOME                        18,389,637      20,718,007

COST OF MERCHANDISE SOLD                                     15,842,217      18,727,791
                                                           ------------    ------------
               GROSS PROFIT                                   2,547,420       1,990,216
                                                           ------------    ------------

OPERATING EXPENSES
     Selling expenses                                         2,045,931       1,466,384
     General and administrative expenses                      1,171,179         915,771
                                                           ------------    ------------
                                                              3,217,110       2,382,155
                                                           ------------    ------------
               LOSS FROM OPERATIONS                            (669,690)       (391,939)
                                                           ------------    ------------

OTHER INCOME AND (EXPENSE)
     Other income, net                                            4,096          27,570
     Interest expense, net                                     (275,558)       (173,841)
                                                           ------------    ------------
                                                               (271,462)       (146,271)
                                                           ------------    ------------
               LOSS BEFORE INCOME TAXES                        (941,152)       (538,210)

INCOME TAXES                                                         --              --
                                                           ------------    ------------
               LOSS BEFORE PREFERRED DIVIDENDS                 (941,152)       (538,210)

PREFERRED DIVIDENDS                                             126,722              --
                                                           ------------    ------------
               NET LOSS ATTRIBUTABLE TO
                     COMMON SHAREHOLDERS                   $ (1,067,874)   $   (538,210)
                                                           ============    ============

                     BASIC LOSS PER SHARE                  $      (0.10)   $      (0.05)

                     DILUTED LOSS PER SHARE                $      (0.10)   $      (0.05)

                     WEIGHTED AVERAGE SHARES OUTSTANDING     10,532,973      10,425,000
                                                           ============    ============

                     BASIC                                   10,532,973      10,425,000
                                                           ============    ============
                     DILUTED                                 10,532,973      10,425,000
                                                           ============    ============

               The accompanying notes are an integral part of the
                  condensed consolidated financial statements.

                             GIANT MOTORSPORTS, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the three months ended March 31, 2006 and 2005

                                                                         2006          2005
                                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net (loss)                                                     $  (941,152)   $  (538,210)
      Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
      Depreciation                                                       108,506         56,786
      Amortization                                                            --         62,500
      (Increase) decrease in accounts receivable, net                  1,385,365       (971,931)
      (Increase) in accounts receivable, employees                       (11,013)            --
      (Increase) in inventories                                       (6,207,433)    (6,365,014)
      Increase in floor plan liability                                 5,294,542      6,011,259
      Decrease in prepaid expenses                                      (101,370)        41,652
      Increase in customer deposits                                      633,375        280,436
      Increase in accounts payable trade                                 612,355        487,259
      Increase in accrued expenses                                        38,108         50,095
      (Decrease) in accrued warranty                                          --        (22,500)
                                                                     -----------    -----------
               NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES       811,283       (907,668)
                                                                     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of fixed assets                                          (193,267)      (359,336)
      Decrease in notes receivable from officers                              --         92,239
      (Increase) in deposits                                                  --        (17,202)
                                                                     -----------    -----------
               NET CASH (USED IN) INVESTING ACTIVITIES                  (193,267)      (284,299)
                                                                     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
      Payments on long-term debt                                         (78,690)       (51,234)
      Payments on note payable to officer                               (115,490)            --
                                                                     -----------    -----------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            (194,180)       (51,234)
                                                                     -----------    -----------
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 423,836     (1,243,201)

      CASH AND CASH EQUIVALENTS, beginning of Period                     227,301      1,862,187
                                                                     -----------    -----------
      CASH AND CASH EQUIVALENTS, end of Period                       $   651,137    $   618,986
                                                                     ===========    ===========

OTHER SUPPLEMENTARY CASH FLOW INFORMATION
      Income taxes paid                                              $   158,550    $        --
                                                                     ===========    ===========

      Interest paid                                                  $   277,412    $   176,990
                                                                     ===========    ===========

      Covenant not to compete incurred commitment                    $        --    $    50,000
                                                                     ===========    ===========

               The accompanying notes are an integral part of the
                  condensed consolidated financial statements.

                             GIANT MOTORSPORTS, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2006 and 2005
                                   (UNAUDITED)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:
The condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The condensed consolidated financial statements and notes are presented as permitted on Form 10-Q and do not contain information included in the Company's annual consolidated statements and notes. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the December 31, 2005 audited financial statements and accompanying notes thereto. While management believes the procedures followed in preparing these condensed consolidated financial statements are reasonable, the accuracy of the amounts are in some respects dependent upon the facts that will exist, and procedures that will be accomplished by the Company later in the year.

These condensed consolidated financial statements reflect all adjustments, including normal recurring adjustments which, in the opinion of management, are necessary to present fairly the consolidated operations and cash flows for the periods presented.

Organization:
Giant Motorsports, Inc., (the Company) through its wholly-owned subsidiaries, W.W. Cycles, Inc. doing business as Andrews Cycles and Chicago Cycles, Inc. doing business as Chicago Cycle Center, operates two retail dealerships of motorcycles, all terrain vehicles, scooters and personal watercraft in northeastern Ohio and northern Illinois. On December 30, 2003, the stockholders of W.W. Cycles, Inc. entered into a Stock Purchase and Reorganization Agreement in which effective January 16, 2004 W.W. Cycles, Inc. was issued an aggregate of 7,850,000 restricted shares of common stock, $.001 par value, of American Busing Corporation in exchange for all of the outstanding shares of the common stock of the Company, resulting in W.W. Cycles, Inc. becoming a wholly-owned subsidiary of American Busing Corporation, an inactive public company. The acquisition was accounted for as a reverse merger whereby, for accounting purposes, WW Cycles, Inc. is considered the accounting acquirer and the historical financial statements of WW Cycles, Inc. became the historical financial statements of Giant Motorsports, Inc. Effective April 5, 2004 American Busing Corporation changed its name to Giant Motorsports, Inc. On April 30, 2004, Giant Motorsports, Inc. acquired substantially all of the assets and certain liabilities of Chicago Cycle Center pursuant to an Asset Purchase Agreement and entered into a Noncompetition Agreement with one of the former owners and entered into an Employment Agreement with the other former owner.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation:
The condensed consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents:
Cash and cash equivalents include amounts held in demand deposit accounts and overnight investment accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Contracts in Transit:
Contracts in transit represent customer finance contracts evidencing loan agreements or lease agreements between the Company, as creditor, and the customer, as borrower, to acquire or lease a vehicle whereby a third-party finance source has given the Company initial, non-binding approval to assume the Company's position as creditor. Funding and approval from the finance source is provided upon the finance source's review of the loan or lease agreement and related documentation executed by the customer at the dealership. These finance contracts are typically funded within ten days of the initial approval of the finance transaction by the third-party finance source. The finance source is not contractually obligated to make the loan or lease to the customer until it gives its final approval and funds the transaction. Until such final approval is given, contracts in transit represent amounts due from the customer to the Company.

Allowance for Doubtful Accounts:
Accounts are written off when management determines that an account is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is determined to reduce the Company's receivables to their carrying value, which approximates fair value. The allowance is estimated based on historical collection experience, specific review of individual customer accounts, and current economic and business conditions. Historically, the Company has not incurred any significant credit related losses. Management has determined that an allowance of $25,000 is necessary at March 31, 2006.

Revenue Recognition:
Vehicle Sales:
The Company records revenue when vehicles are delivered and title has passed to the customer, when vehicle service or repair work is performed and when parts are delivered. Sales promotions that are offered to customers are accounted for as a reduction to the sales price at the time of sale. Incentives, rebates and holdbacks offered by manufacturers directly to the Company are recognized at the time of sale if they are vehicle specific, or as earned in accordance with the manufacturer program rules and are recorded as a reduction of cost of merchandise sold.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

Finance, Insurance and Extended Service Revenues:
The Company arranges financing for customers through various financial institutions and receives a commission from the lender equal to the difference between the interest rates charged to customers and the interest rates set by the financing institution. The Company also receives commissions from the sale of various third party insurance products to customers and extended service contracts. These commissions are recorded as revenue at the time the customer enters into the contract. The Company is not the obligor under any of these contracts. In the case of finance contracts, a customer may prepay or fail to pay their contract, thereby terminating the contract. Customers may also terminate extended service contracts, which are fully paid at purchase, and become eligible for refunds of unused premiums. In these circumstances, a portion of the commissions the Company receives may be charged back based on the relevant terms of the contracts. The revenue the Company records relating to commissions is net of an estimate of the ultimate amount of chargebacks the Company will be required to pay. Such estimates of chargeback experience is based on our historical chargeback expense arising from similar contracts. The Company also acts as the warrantor on certain extended service contracts and defers the revenue and recognized it over the life of the contract on a straight-line basis.

Fair Value of Financial Instruments:
Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and debt, including floor plan notes payable. The carrying amount of all significant financial instruments approximates fair value due either to length or maturity or variable interest rates that approximate prevailing market rates.

Inventories:
Parts and accessories inventories are stated at the lower of cost or market using the first-in, first-out method. Vehicle inventories are stated at the lower of cost or market using the specific identification method.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company's policy is to review the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy. In the ordinary course of business, the Company has bank deposits and overnight repurchase agreements that may exceed federally insured limits. At March 31, 2006, the Company had $988,485 in excess of the federally insured limit.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk(continued):
Concentration of credit risk, with respect to accounts receivable-customers, is limited through the Company's credit evaluation process. The Company reviews the credit history before extending credit. Generally, the Company does not require collateral from its customers

Property and Equipment:
Property, equipment, and leasehold improvements are stated at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

Depreciation of property and equipment and amortization of leasehold improvements are provided using the straight-line method over the following estimated useful lives:

            Fixtures, and equipment................       3-7    years
            Vehicles ..............................         5    years
            Leasehold Improvements.................        10    years

Goodwill and Other Intangible Assets:
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142 "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB opinion No. 17, "Intangible Assets". It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company, in its acquisitions, recognized $1,588,950 of goodwill. The Company performs its annual impairment test for goodwill at year-end.

                                                   Gross Carrying    Accumulated
                                                       Amount       Amortization

Goodwill                                           $ 1,588,950     $         0

Income Taxes:
Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

At March 31, 2006, income taxes are provided for amounts currently due and deferred amounts arising from temporary differences between income for financial reporting and income tax purposes.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs:
Advertising costs are expensed when incurred. Charges to operations amounted to $733,474 and $435,395 for the three months ended March 31, 2006 and 2005 respectively.

Earnings (loss) Per Share of Common Stock:
Historical net income (loss) per share is computed using the weighted average number of shares of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.

The following is a reconciliation of the computation for basic and diluted EPS:

                                                        Three Months Ended
                                                      March 31       March 31
                                                        2006           2005
                                                   ------------    ------------

Net loss attributed to common shares               $ (1,067,874)   $   (538,210)
                                                   ============    ============

Weighted-average common shares outstanding (Basic)   10,532,973      10,425,000

Weighted-average common stock equivalents:
                   Warrants                                   0               0
                                                   ------------    ------------
Weighted-average common
 shares outstanding (Diluted)                        10,532,973      10,425,000
                                                   ============    ============

There are 7,191,503 and -0- common stock equivalents available at March 31, 2006 and 2005, respectively.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE B - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of receivables due from customers and dealers, manufactures, employees, and finance companies for contracts in transit and is net of an allowance for doubtful accounts of $25,000 at March 31, 2006.

NOTE C - INVENTORIES

Inventories consisted of vehicles and parts and accessories.

NOTE D - FIXED ASSETS

Fixed assets consisted of the following:
                                                                    March 31
                                                                      2006
                                                                   ----------

            Fixtures and equipment                                 $2,149,130
            Vehicles                                                  395,626
            Leasehold improvements                                    292,887
                                                                   ----------
                                                                    3,101,971
            Less accumulated depreciation                             861,576
                                                                   ----------
                                    NET FIXED ASSETS               $2,240,395
                                                                   ==========

Depreciation expense charged to operations amounted to $108,506 and $56,786 for the three months ended March 31, 2006 and 2005, respectively.

NOTE E - NOTES PAYABLE - FLOOR PLANS

The Company has various floor plan financing agreements aggregating $22,454,261 at March 31, 2006. Interest is payable monthly and fluctuates with prime and varies based on the type of unit financed and the length of time the unit remains on the floor plan (ranging from 4.8% to 16.5% at March 31, 2006). Principle payments are due upon the sale of the specific unit financed. The floor plans are collateralized by substantially all corporate assets.

NOTE F - NOTE PAYABLE - OFFICER

Note payable to officer consisted of non-interest bearing advances from an officer of the Company with no stipulated repayment terms. It is anticipated the loan will be repaid by December 31, 2006.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE G - DEBT

Long-term debt consisted of various notes aggregating $944,926 at March 31, 2006. This amount matures at various times ranging from 2005 to 2009, bearing interest at various rates ranging from 7.25% to 8.25% per year. The notes are collateralized by substantially all of the Company's assets.

The Company has a $250,000 revolving line of credit with a bank with an outstanding balance of $249,863 at March 31, 2006. The revolving line of credit has no stipulated repayment terms. This loan bears interest at prime plus one percent (8.25% at March 31, 2006) and is collateralized by substantially all of the Company's assets.

The Company has a $250,000 note payable with HSK Funding with an outstanding balance of $225,000 at March 31, 2006. The note is due in full on June 20, 2006. The note bears interest at 15%.

NOTE H - LEASES

The Company leases its Illinois subsidiary retail facility under a ten year agreement with a ten year renewal option. The payments on the lease were to commence in August 2005 at a monthly rent of $33,333 through May 2006 then increase to $40,000 per month from June 2006 through May 2007, $45,000 per month from June 2007 through May 2008, $46,667 from June 2008 through May 2009 and then increasing 3% annually for the remaining term of the lease. The Company is also liable for a proportionate share of expenses and taxes over a specified amount. The Company was granted a four (4) month rent holiday. Rent expense has been calculated using the straight-line basis over the lease term of ten (10) years to reflect the inclusion of the rent-free period.

The following is a summary of future minimum lease payments under operating leases that have initial or remaining non cancellable terms in excess of one year as of March 31, 2006:

        Year Ending                                              Amount
        -----------                                           ------------
           2007                                               $     694,666
           2008                                                     758,000
           2009                                                     784,670
           2010                                                     802,004
           2011                                                     819,224
                                                             --------------
                                                             $    3,858,564

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)


NOTE I - LEASES (Continued)

The Company also leased an apartment in Chicago under a month-to-month agreement. The amount charged to rent amounted to $3,800 and $3,000 for the three months ended March 31, 2006 and 2005, respectively.

NOTE J - INCOME TAXES

Income taxes (credit) consisted of the following:
                                                                   2006
                                                                ---------
            Current                                             $(119,500)
            Deferred                                               80,600
                                                                ---------
                             TOTAL                                (38,900)
                                                                ---------

Income taxes paid amounted to $158,550 for the three months ended March 31, 2006.

Deferred tax assets (liabilities) consisted of the following:

                                                                  2006
                                                                ---------
     Deferred tax liabilities - long-term:
              Depreciation                                      $ (52,100)

     Deferred tax assets - current and long-term:
            Allowance for doubtful accounts                             0
                                                                ---------
                            TOTAL                               $ (52,100)
                                                                =========

NOTE K - RELATED PARTY TRANSACTIONS

Note payable officers amounted to $77,645 at March 31, 2006 (See Note F).

The Company leases its Ohio subsidiary retail facility from a shareholder under a five-year agreement with two five year renewal terms. The Company guarantees the debt on the building, which amounted to approximately $1,870,000 at March 31, 2006.

Charges to operations amounted to $57,000 for the three months ended March 31, 2006 and 2005.

                             GIANT MOTORSPORTS, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE L - COMMON STOCK

The Company has 75,000,000 shares of $.001 par common stock authorized, with 10,759,138 issued and outstanding at March 31, 2006.

NOTE M - PREFERRED STOCK

The Company has 5,000,000 shares of preferred stock authorized, with a par value of $.001 per share. Included in these 5,000,000 shares are 5,000 authorized shares of Series A Convertible Preferred stock, of which 2,820 shares are issued and outstanding at March 31, 2006. On September 16, 2005, the Company issued 2,870 shares of Series A Convertible Preferred stock with a stated value of $1,000 to accredited investors in a private placement offering. Each share of Series A Convertible Preferred Stock is convertible into 2,000 shares of the Company's common stock.

The Company also issued in the private placement (i) warrants allowing the investors to purchase up to 5,740,000 shares of the Company's common stock, and
(ii) an option allowing the placement agent to purchase 287 shares of Series A Convertible Preferred Stock, and warrants to purchase up to 574,000 shares of common stock.

During the three months ended March 31, 2006, a Series A Preferred shareholder exercised 50 shares of the conversion feature of the stock, and subject to the provisions of the conversion, received 125,000 shares of common stock.

The Company issued 189,138 shares of its common stock as a dividend to all Series A Preferred shareholders, in accordance with the placement offering provisions.

                             GIANT MOTORSPORTS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE N - ACQUISITION OF KINGS MOTORSPORTS, INC.

On April 30, 2004, pursuant to an Asset Purchase Agreement (the "Asset Agreement"), dated April 30, 2004 by and among the Company, King's Motorsports, Inc., d/b/a Chicago Cycle ("Chicago Cycle"), Jason Haubner and Jerry Fokas, the two (2) shareholders of Chicago Cycle, the Company acquired (the "Acquisition"), substantially all of the assets of Chicago Cycle (the "Chicago Assets"). This acquisition is being sought primarily to provide the Company with a larger market share in the industry. All the operations of the acquired entity are included in the Company's income statement from the date of acquisition (April 30, 2004) through December 31, 2004. Through the acquisition, goodwill in the amount of $1,588,950 was recognized, and is being amortized over 15 years for tax purposes. In consideration for the Chicago Assets and pursuant to the Asset Agreement, the Company (i) assumed certain specified liabilities of Chicago Cycle, and (ii) agreed to pay to Chicago Cycle $2,925,000, as follows:

(a) $1,250,000 at the closing of the Acquisition (the "Initial Payment"), and
         (b) $1,675,000 through the issuance to Chicago Cycle of a 6%, $1,625,000 aggregate principal amount promissory note (the "Note"). The principal amount of the Note matures as follows:

      (i)   $500,000 on July 29, 2004
      (ii)  $250,000 on October 29, 2004, and
      (iii) the remaining $925,000, plus accrued but unpaid interest on April 30, 2005.

The Note was secured by a second lien on the Chicago Assets pursuant to a Commercial Security Agreement dated as of April 30, 2004, by and among the Company and Chicago Cycle, and guaranteed pursuant to a Guaranty dated April 30, 2004 by and among Chicago Cycle, the Company, Russell Haehn and Gregory Haehn, the current executive officers and controlling shareholders of the Company (each an "Executive", and, collectively, the "Executives").

To fund the $1,250,000 Initial Payment, the Company pursuant to a Term Note dated March 12, 2004, by and among the Company and The Fifth Third Bancorp Bank (the "Bank") borrowed $1,250,000 (the "Initial Loan") from the Bank. The Initial Loan, which matured on May 31, 2004, was refinanced with the Bank through a term loan, which matures on May 31, 2010 (the "Term Loan"), which bears interest at the rate of prime plus one percent (1%) per annum. The Company's payment obligations under the Term Loan are guaranteed by the Executives pursuant to a Secured Continuing Unlimited dated as of March 12, 2004 by each Executive and the Bank. The Loan is also secured pursuant to a Security Agreement dated March 12, 2004 by and between the Bank and the Company, by a first priority lien on all the assets of the Company (including, but not limited to, the Chicago Assets).

                             GIANT MOTORSPORTS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             March 31, 2006 and 2005
                                   (UNAUDITED)

NOTE N - ACQUISITION OF KINGS MOTORSPORTS, INC. (continued)

In connection with the Acquisition and pursuant to the Asset Purchase Agreement, the Company entered into a Non-Competition Agreement ("Non-Competition Agreement"), dated April 30, 2004 with Mr. Haubner (effective January 1, 2005), pursuant to which Mr. Haubner agreed to limit his business activities to those not competing with Chicago Cycle until December 31, 2005. In consideration for the Non-Competition Agreement, the Company agreed to pay Mr. Haubner a monthly fee of $20,833. Effective June 15, 2005, Mr. Haubner violated the Agreement. The Company has negotiated a total amount to be assigned to the Non-Competition Agreement of $130,000, which was paid in full in 2005.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Special Note of Caution Regarding Forward-Looking Statements

Certain statements in this report, including statements in the following discussion, may constitute forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company would like to caution readers regarding certain forward-looking statements in this document and in all of its communications to shareholders and others, press releases, securities filings, and all other communications. Statements that are based on management's projections, estimates and assumptions are forward-looking statements. The words "believe," "expect," "anticipate," "intend," "will," and similar expressions generally identify forward-looking statements. While the Company believes in the veracity of all statements made herein, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies and known and unknown risks. Many of the uncertainties and contingencies can affect events and the Company's actual results and could cause its actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

General

Our goal is to become one of the largest dealers of power sports vehicles in the United States through acquisitions and internal growth.

The motorsports industry is highly fragmented with an estimated 4,000 retail stores throughout the United States. We are attempting to capitalize upon the consolidation opportunities available and increase our revenues and income by acquiring additional dealers and improving our performance and profitability.

We plan to maximize the operating and financial performance of our dealerships by achieving certain efficiencies that will enhance internal growth and profitability. By consolidating our corporate and administrative functions, we believe we can reduce overall expenses, simplify dealership management and create economies of scale.

We will specifically target dealers in markets with strong buyer demographics that, due to under-management or under-capitalization, are unable to realize their market share potential and can benefit substantially from our systems and operating strategy.

Together with our two wholly-owned subsidiaries, we own and operate two retail power sports superstores. Our core brands include Suzuki, Yamaha, Honda, Ducati and Kawasaki. Our superstores operate under the names "Andrews Cycles" and "Chicago Cycles." Andrews Cycles is located in Salem, Ohio, has approximately 55 employees and operates from an approximately 75,000 square foot facility. Chicago Cycles is located in the Chicago metropolitan area, has approximately 99 employees and operates from an approximately 95,000 square foot facility in Skokie, Illinois, pursuant to a ten-year lease we entered into in October 2004.

Overview of Economic Trends.

Effects of Increasing Interest Rates

We believe that if interest rates on consumer loans continue to rise, as they have during the last twelve months, this could reasonably be expected to have a material adverse effect on the sales of our power sports products, and more specifically the sales of new vehicles. During the three-month period ended March 31, 2006, approximately $7.44 million of the approximately $16.182 million of our power sports sales (46%) were financed. The uncertainties created in the consumer financing market as a result of continuing increases in interest rates, can reasonably be expected to have a negative impact on the sale of new motorcycles in the next 12 to 24 months due to the increased costs to our customers.

We believe that consumer interest in lower-priced used motorcycles will significantly rise, as a result of the increased costs of financing. With the acquisition of our Chicago Cycles dealership we have added sales of used motorcycles to our business. During the three-month period ended March 31, 2006 approximately $865,638 of Chicago Cycles' approximately $8,004,700 in revenues (10.8%) were generated from sales of used motorcycles. During the same period, approximately $238,244 of Andrews Cycles' approximately $9,760,794 in revenues (2.4%) were also generated from sales of used motorcycles. Although used motorcycles sales at our Andrews Cycles dealership only commenced in the second half of 2005, we intend to substantially increase such sales throughout the remainder of 2006 and beyond. We also intend to increase sales of used motorcycles at Chicago Cycles throughout the remainder of 2006 and beyond. Although there can be no assurance, we believe that our greater focus on sales of lower-priced used motorcycles, which generally provide larger sales margins, will help make up for any reduction in sales of new motorcycles.

Effects of Increasing Fuel Costs

We believe that it is reasonable to assume that a continued rise in gasoline prices will result in many consumers considering the use of motorcycles and scooters as alternative forms of transportation to automobiles, since motorcycles and scooters provide significantly better gas mileage than automobiles resulting in substantially lower fuel costs. Although there is no absolute certainty as to the direction that gasoline prices will move in 2006 and beyond, recent trends appear to suggest a greater likelihood of increases than reductions, which could have a positive impact on our sales for the next 12 to 24 months.

Reduction in Units by Manufacturers

We believe that certain manufacturers of the motorcycles we sell have recently begun to reduce the number of units they manufacture, normally with respect to some higher-end models, in order to increase the price per unit. Because of our position in the market, we believe that we are generally able to receive a larger allocation of these models than many other dealers. Since this pricing normally results in greater sales margins, reduced unit sales and higher pricing by manufacturers, in the future, could result in a material increase in our revenues and profits, provided that there are a sufficient number of customers willing to pay higher prices for these more limited produced models.

Overall impact on our Future Earnings

Based on our operations during the first three months of 2006, we believe that under our current business structure earnings from our Andrews Cycles and Chicago Cycles subsidiaries will increase at a measured pace during the next 12 to 18 months. We intend to continue to evaluate and analyze our business decisions through effective inventory engagement, as described in greater detail under the heading Inventory Management, included elsewhere in this MD&A. We also foresee promising opportunities to increase our sales of motorcycles and scooters as consumers face substantial increases in gas prices, and give greater consideration to the purchase of motorcycles and scooters which provide significantly greater gas mileage than automobiles. We have even recently commenced an advertising campaign that emphasizes the miles per gallon advantage of riding a motorcycle. At the same time, we face challenges caused by the Federal Reserve's continued increase in interest rates over the past year, which directly increases the cost of financing purchases of our motorcycles and other power sports products. Although we cannot control increases in interest rates, we have recently begun to address this by increasing our focus on the sales of used motorcycles and other equipment, which provide customers with lower price alternatives, and we believe can help to make up for a significant portion of new vehicle sales lost because of higher interest rates. Additionally, in the event that we are able to successfully integrate additional dealerships and/or new brands into our existing business, we believe that this will result in greater sales margins and an even greater increase in earnings. These greater sales margins would be created by the consolidation of expenses through the implementation of our superstore business plan, resulting in greater earnings per unit sold. While it is management's intent to pursue the goals described herein, we cannot assure you that these goals will be achieved at any level.

Loan Transactions.

On April 30, 2004, we paid $1,675,000 of the purchase price for Chicago Cycles by issuing to Kings Motorsports a 6% $1,675,000 aggregate principal amount note (the "Note"), which Note initially provided for payment as follows:

      o     $500,000 on July 29, 2004;
      o     $250,000 on October 27, 2004; and
      o the remaining $925,000, plus accrued but unpaid interest on April 30, 2005.

We repaid all outstanding principal and interest on the Note, remaining due and payable, on October 13, 2005.

To fund the amount payable at closing for Chicago Cycles, we borrowed $1,250,000 from The Fifth Third Bancorp Bank (the "Bank"), pursuant to a term loan. This loan, which initially matured on May 31, 2004, was refinanced with the Bank through a term loan amortized over a 72 month period, but is payable in full on May 31, 2007, bearing interest at prime plus one percent (8.25% at March 31, 2006). Our payment obligations under this term loan also are personally guaranteed by Russell Haehn and Gregory Haehn. This loan is also secured by a first priority lien on all of our assets (including, without limitation, the Chicago Cycles assets). As of March 31, 2006, the outstanding amount of this term loan, including accrued interest thereon, was $937,520.

On April 20, 2004, pursuant to a $500,000 aggregate principal amount promissory note bearing interest at the rate of fourteen (14%) percent per annum (the "Bridge Note"), we received, from a third party, an aggregate principal amount bridge loan (the "Bridge Loan"). All outstanding principal on the Bridge Note was due on October 15, 2004. To secure the repayment of principal and interest on the Bridge Note, each of Russell Haehn and Gregory Haehn (i) pledged to the lender 150,000 shares (300,000 shares in the aggregate) of common stock owned by each of them, and (ii) guaranteed all of our payment obligations to the lender. As partial consideration for the Bridge Loan, we issued to the lender a five-year warrant to purchase 100,000 shares of common stock, at an exercise price of $2.25 per share. We also granted the lender certain piggyback registration rights with respect to the shares of common stock underlying the warrant. We used the $500,000 Bridge Loan proceeds for working and operating capital. On October 15, 2004, we repaid $250,000 of the principal amount outstanding under the Bridge Loan. Pursuant to a letter agreement entered into with the lender on October 6, 2004, payment of the remaining $250,000 of principal and all accrued interest thereon was extended until January 15, 2005. We paid the lender $2,500 in consideration for the extension. In September 2005, the lender assigned its rights to $50,000 of the $250,000 principal amount then outstanding to an affiliate of the lender, who in turn converted it into Series A Shares and Series A Warrants in our September 2005 Private Placement. On September 20, 2005, we used net proceeds from our September 2005 Private Placement, in the amount of $203,383.26 to repay the remaining outstanding principal amount of the Bridge Loan and all accrued and unpaid interest thereon.

On December 20, 2005, the third party that provided us with the Bridge Loan provided us with a new bridge loan in the principal amount of $250,000 (the "2005 Bridge Loan"). In connection with the 2005 Bridge Loan we issued to the lender a $250,000 principal amount promissory note bearing interest at the rate of fifteen (15%) per annum (the "2005 Bridge Note"). Interest on the 2005 Bridge
Note is payable monthly, and all outstanding principal and accrued but unpaid interest was due and payable on March 20, 2006. In March we repaid $25,000 of the outstanding principal amount and at March 31, 2006, the outstanding principal amount was $225,000. We obtained a ninety (90) day extension for the payment of the remaining $225,000. In consideration for this extension we paid the lender $2,500.

We also have obtained a revolving line of credit with the Bank, in the maximum amount of $250,000. This line of credit bears interest at the rate of prime plus one percent (8.25% at March 31, 2006), and has no stipulated repayment terms. At March 31, 2006, the aggregate amount of principal and interest outstanding on this credit line was $249,863. This line of credit is secured by a lien on substantially all of our assets.

Financing Activities

In September 2005, the Company sold to accredited investors, in a private placement offering (the "September 2005 Private Placement"), 2,870 Series A Shares and warrants to purchase up to of 5,740,000 shares common stock (the "Series A Warrants"), resulting in the receipt by the Company of $2,870,000 of gross proceeds including the repayment of $50,000 of indebtedness outstanding under the Bridge Loan from HSK Funding, Inc., by the conversion of that amount into Series A Shares and Series A Warrants. These securities are convertible into the shares of common stock. After deduction of all offering expenses for the September 2005 Private Placement, including the placement agent's commissions and nonaccountable expense allowance, the Company received net proceeds of $2,485,163. The Company used these net proceeds for debt repayment, legal fees, and general working capital purposes. At March 31, 2006, 50 Series A Shares had been converted into 125,000 shares of our common stock.

Anticipated Funding of Operations

The amount required to fund the growth of our ongoing operations, as well as the means by which we obtain this funding, will be wholly dependent on the magnitude and timeframes we set for any growth in our business. Based on our current expected growth in the next 12 to 24 months, we expect to fund our ongoing operations as follows:

Cash Flow from Operations

We intend to significantly increase our cash flow from operations by growing sales within our current business structure and through the acquisition of other power sports dealers. Based on our current business plan, we believe that we will begin to generate sufficient cash flows from operations to fund the growth of our business during the third quarter of 2007. To the extent that the growth of our business involves the acquisition of other dealers, our ability to do so will depend on the availability of the types of financing discussed below.

Bank Financing

We currently have a revolving credit line with Fifth Third Bancorp in a total available amount of $250,000 of which $249,863 was funded at March 31, 2006. We are currently exploring other bank financing which would provide us with available funding of at least $1,000,000, and would be on more favorable terms than our current revolving credit line with the Bank. Although, we believe that an increased amount of financing should be available to us, as result of our low outstanding indebtedness, we cannot assure you that we will be able to obtain financing in an amount sufficient to meet our needs to grow our business. Certain lending institutions may not be willing to provide debt financing to us, due to the fact that we have granted security interests in virtually all of our inventory and accounts receivable to the manufacturers and other institutions that provide us with floor plan financing for our motorcycles and other power sports equipment. Lenders may refuse to accept subordinated security positions or may require us to accept less favorable terms to provide debt financing, which would make it more difficult for us to replace our current credit line with lines providing more favorable terms and/or increased funding availability.

Equity Financing

Although it is not our intention to raise additional funds through the sale of our equity securities to directly fund our working capital needs, to the extent that the growth of our business involves either the acquisition of other power sports dealers or the acquisition of significant assets out of the ordinary course of our business, such as acquiring a new brand of motorcycles, we will most likely be required to raise additional funds through the sale of common stock or preferred stock to consummate any of these acquisitions. It could be difficult for us to raise funds in amounts and on terms sufficient to fund any of these proposed acquisitions.

Funding of Future Acquisitions

Given our experience in financing the purchase of the Chicago Cycles assets, we believe that the terms of future acquisitions, to the extent that they involve significant amounts of debt financing, will require substantially longer periods of time for repayment, which we anticipate to be at least 48 months, in order for these acquisitions to be financially viable for us. We intend to give careful consideration to these terms when deciding whether to acquire debt financing in connection with future acquisitions.

Results of Operations.

                          March 31, 2006  March 31, 2005     Increase
                          (Three Months)  (Three Months)    (Decrease)  % Change

Revenues                  $ 18,389,637    $ 20,718,007    $ (2,328,370)  (11.2%)
Cost of Sales             $ 15,842,217    $ 18,727,791    $ (2,885,574)  (15.4%)
Operating Expenses        $  3,217,110    $  2,382,155    $    834,955    35.1%
Operating Income (Loss)   $   (669,690)   $   (391,939)   $   (277,751)  (70.9%)
Income (Loss) b/f Taxes
                          $   (941,152)   $   (538,210)   $   (402,942)  (74.9%)
Net Income (Loss)         $   (941,152)   $   (538,210)   $   (402,942)  (74.9%)

Revenues:

Revenues for the three months ended March 31, 2006 were $18,389,637 representing a reduction of $2,328,370 (11.2%) from the $20,718,007 reported for the three months ended March 31, 2005. Despite an increase in revenues from retail sales of our products, during the first quarter of 2006, as compared to the same period in 2005, we experienced a significant reduction in revenues from wholesale sales of our products to other dealers and distributors, in the first three months of 2006, which was primarily responsible for this reduction. Reducing wholesale sales during the three months ended March 31, 2006, was part of our plan to stabilize our inventory which we believe should increase our profit margins for the remainder of 2006. In the first quarter of 2005 we disposed of older and slow moving inventory at or below cost. We did not engage in these types of sales during the first quarter of 2006, which resulted in an actual increase in margins from approximately 9.6% for the first three months of 2005 to 14% for the first three months of 2006. Therefore, we already have begun to see the positive effects on profit margins this year, and believe that this will translate into more positive revenues and income for the remaining three quarters of 2006, although we cannot provide you with any such assurance.

Cost of Sales:

Cost of sales for the three months ended March 31, 2006 was $15,842,217 a decrease of $2,885,574 (15.4%) from $18,727,791 for the three months ended March 31, 2005. This reduction in cost of sales was primarily attributable to our reduction in sales during the first quarter of 2006 as described above.

Operating Expenses:

Operating expenses for the three month period ended March 31, 2006 were $3,317,110, reflecting an increase of $834,955 (35.1%) from operating expenses of $2,382,155 for the three month period ended March 31, 2005. This increase in operating expenses was attributable to the following increases in expenses:

      (i) Since we moved into our new location in Chicago, in April 2005, we experienced an increase in rent for our Chicago Cycles dealership from approximately $72,000 for the three months ended March 31, 2005 to approximately $180,000 for the three months ended March 31, 2006.

      (ii) Advertising expenses increased approximately $298,000 between the comparable periods to a total of $733,474 for the first three months of 2006. This increase in advertising expenses was primarily attributable to our increased advertising at the international motorcycle shows in Ohio and Chicago.

      (iii) Commissions payable to our sales people increased approximately $188,000 between the comparable periods to a total of $884,884 for the first three months of 2006, and payroll taxes payable by us similarly increased approximately $39,000 to $116,000 for the first three months of 2006.

Operating Income (Loss):

Operating loss increased from $391,939 for the three months ended March 31, 2005 to $669,690 for the three months ended March 31, 2006, representing an increase of $277,751 (70.9%). This increase in operating loss between these periods was primarily attributable to the same increase in expenses described under operating expenses. Depreciation was approximately $89,449 for the three months ended March 31, 2006, as compared to $45,290 for the same period in 2005.

Income (Loss) before Taxes:

Loss before taxes was $941,152 for the three month period ended March 31, 2006, which reflects an increase of $402,942 (74.9%) from net loss of $538,210 for the same period in 2005. This increase in loss between these two periods was attributable to the same factors described in operating loss above and, in addition, includes an increase of interest paid by us on floor plan financing, which was approximately $125,000 more during the three months ended March 31, 2005 compared to the same period in 2005. This significant increase in interest payable on floor plan financing was primarily attributable to increases in the rate of interest payable under our floor plan financing arrangements.

Net Income (Loss):

Net loss was $941,152 for the three month period ended March 31, 2006, which reflects an increase of $402,942 (74.9%) from net loss of $538,210 for the same period in 2005. The reasons for this increase in Net loss are the same as those described in loss before taxes. In addition, although not reflected in our overall net loss, we paid dividends on our Series A Preferred Stock, in March 2006, in shares of our common stock, which has been ascribed a value of $126,722. This increased the net loss attributable to our common shareholders to $1,067,874 for the three months ended March 31, 2006.

Liquidity and Capital Resources.

Our primary source of liquidity has been cash generated by operations and borrowings under various credit facilities. At March 31, 2006, we had $651,137 in cash and cash equivalents, compared to $227,301 at December 31, 2005. Until required for operations, our policy is to invest excess cash in bank deposits and money market funds. Net working capital at March 31, 2006 was $(212,384) compared to $1,128,856 at December 31, 2005. The Company's negative net working capital at March 31, 2006, was mostly attributable to its financing of the acquisition of Chicago Cycles acquisition through short-term debt, as well as an increase in floor plan financing, as a result of the additional inventory acquired in the Chicago Cycles acquisition.

The Company receives floor plan financing from six different motorcycle manufacturers for whom the Company sells the manufacturers' products. The Company uses such floor plan financing to assist it in financing and carrying the Company's inventory necessary to achieve the Company's sales goals. Such manufacturer's collateral includes all unit inventory plus a general lien on all assets of Andrews Cycles and Chicago Cycles.

The Company has acquired the loans described under the heading Loan Transactions above. As a result of the September 2005 Private Placement, the Company also raised additional cash from financing activities of approximately $2,485,000 for use in connection with its operations. Although the Company believes that the proceeds raised in its private placement, along with its current borrowing facilities together with its cash generated from operations, will be adequate to meet its working capital requirements for its current operating levels, the Company may in the future attempt to raise additional financing through the sale of its debt and/or equity securities.

Inventory Management.

We believe that successful inventory management is the most important factor in determining our profitability. In the power sports business, and particularly as it relates to the sale of motorcycles, there is normally a limited timeframe for the sale of current year models. For example, if we are unable to sell a significant portion of our 2006 models before the 2007 models are released, it could be very difficult for us to sell our remaining inventory of 2006 models. Therefore, our goal is to limit sales of carryover products (i.e. products that remain in inventory after the release of new models) to no more than 10% of our total sales each year. This is accomplished by making all of our purchasing decisions based on sales information for the prior year and then utilizing aggressive sales and marketing techniques during the early part of a model year in order to assure the timely sale of our products.

Additionally, by limiting our carryover to 10% of total sales, we also are able to benefit from cash incentives provided by manufacturers with respect to most of these products. These cash incentives minimize our need to reduce prices for these models, as our customers are provided with cash reimbursement directly from the manufacturers. Similarly, we are able to use the cash incentives provided on our carryover products to promote new models, as the incentives generate greater showroom traffic.

Seasonality.

Our two main products - motorcycles and all terrain vehicles ("ATVs") are subject to seasonality. Traditionally, the motorcycle season begins in late February or early March and runs until September. In September/October, the sale of ATVs increases while motorcycle sales decrease.

Impact of Inflation.

General inflation in the economy has driven the operating expenses of many businesses higher, and, accordingly we have experienced increased salaries and higher prices for supplies, goods and services. We continuously seek methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While we are subject to inflation as described above, our management believes that inflation currently does not have a material effect on our operating results, but there can be no assurance that this will continue to be so in the future.

Critical Accounting Policy and Estimates.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, as promulgated by the PCAOB. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, fixed assets, inventory, accounts receivable, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Set forth below are the policies that we have identified as critical to our business operations and the understanding of our results of operations or that involve significant estimates. For detailed discussion of other significant accounting policies see Note A, Summary of Significant Accounting Policies, of Notes to Consolidated Financial Statements, contained elsewhere in this report.

Intangibles and Long-lived Assets - Goodwill is tested for impairment on an annual basis, or more frequently if events or circumstances indicate that impairment may have occurred. The Company is subject to financial statement risk to the extent that intangible assets become impaired due to decreases in the fair market value of the related underlying business.

We estimate the depreciable lives of our property and equipment, including any leasehold improvements, and review them on an on-going basis. The Company believes that the long-lived assets are appropriately valued. However, the assumptions and estimates used may change, and the Company may be required to record impairment to reduce the carrying value of these assets.

Revenue Recognition: Vehicle Sales - The Company records revenue when vehicles are delivered and title has passed to the customer, when vehicle service or repair work is performed and when parts are delivered. Sales promotions that are offered to customers are accounted for as a reduction to the sales price at the time of sale. Incentives, rebates and holdbacks offered by manufacturers directly to the Company are recognized at the time of sale if they are vehicle specific, or as earned in accordance with the manufacturer program rules and are recorded as a reduction of cost of merchandise sold.

Revenue Recognition: Finance, Insurance and Extended Service Revenues - The Company arranges financing for customers through various financial institutions and receives a commission from the lender equal to the difference between the interest rates charged to customers and the interest rates set by the financing institution. The Company also receives commissions from the sale of various third party insurance products to customers and extended service contracts. These commissions are recorded as revenue at the time the customer enters into the contract. The Company is not the obligor under any of these contracts. In the case of finance contracts, a customer may prepay or fail to pay their contract, thereby terminating the contract. Customers may also terminate extended service contracts, which are fully paid at purchase, and become eligible for refunds of unused premiums. In these circumstances, a portion of the commissions the Company receives may be charged back based on the relevant terms of the contracts. The revenue the Company records relating to commissions is net of an estimate of the ultimate amount of chargebacks the Company will be required to pay. Such estimates of chargeback experience are based on our historical chargeback expense arising from similar contracts. The Company also acts as the warrantor on certain extended service contracts and defers the revenue and recognizes it over the life of the contract on a straight-line basis.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements.

Contractual Obligations

We have entered into various contractual obligations, which may be summarized as follows:


Contractual Obligations                                 Payments due by period

                                                    Less than 1   1-3            3-5      More than
                                         Total         year      years          years      5 years
                                      --------------------------------------------------------------
Long-Term Debt Obligations            $1,419,789   $  689,623   $  730,166           --           --
Capital (Finance) Lease Obligations   $5,377,674   $  466,666   $1,660,674   $1,827,410   $1,422,924
Operating Lease Obligations                   --           --           --           --           --
Purchase Obligations                   As Needed
Other Long-Term Liabilities
 Reflected on the Company's
 Balance Sheet under the GAAP of
 the primary financial statements             --           --           --           --           --
                                      --------------------------------------------------------------
Total                                 $6,797,463   $1,156,289   $2,390,840   $1,827,410   $1,422,924
                                      --------------------------------------------------------------

Item 3 Quantitative and Qualitative Disclosure about Market Risk

The Company is exposed to market risk in the ordinary course of its business. These risks are primarily related to changes in short-term interest rates. The potential impact of the Company's exposure to these risks is presented below:

Interest Rates

Floor Plan Financing

We purchase new and used vehicle inventory by utilizing floor plan financing provided by lending institutions, as well as manufacturers of certain of the products we sell, including Kawasaki Motor Finance Company and America Honda Finance. We had outstanding indebtedness under floor plan notes of $22,454,261 and $17,159,719, at March 31, 2006 and December 31, 2005, respectively. Interest rates in connection with our floor plan financing generally fluctuate based on the prime rate, the type of product being financed and the length of time that such product remains on the floor plan. During the first three months of 2006, interest rates on our floor plan financing have ranged from a low of 4.8% to a high of 16.5%. Since we are dependent to a significant extent on our ability to finance the purchase of inventory, increases in the prime rate of interest could have a significant negative impact on our income from operations, as a result of the greater interest we will be required to pay with respect to our floor plan financing. While increases in the prime rate did not have a significant impact on our floor plan financing in 2005 and during the first three months of 2006, continued increases would, in all likelihood, result in a reduction in our income from operations in 2006 and thereafter. Although we cannot determine the precise impact of rate increases, we believe that we would begin to experience a material negative impact on our financial condition if the prime rate were to increase to 10% from its current rate of 8.0%.

Line of Credit

We also have an existing revolving credit line with Fifth Third Bancorp, the interest rate of which also fluctuates with the prime rate, at prime plus one percent. Since the aggregate outstanding indebtedness of this line of credit was $249,863 at March 31, 2006 and December 31, 2005, respectively, we do not believe that fluctuations in the prime rate under our credit line will have more than a slight negative impact on our income from operations.

Hedging Activities

We normally invest any available cash in short-term investments and do not currently have any investment strategies to hedge against increases in interest rates. Additionally, although we do not currently intend to commence any such hedging investments in the future, in the event that we determine that there is a substantial risk that increases in interest rates would have a material negative impact on our business, we may consider such hedging strategies at that time.

Foreign Exchange Rates

We are not currently, and have not in the past, been subject to fluctuations in exchange rates of foreign currencies against the U.S. Dollar, since virtually all of the vehicles, accessories and parts that we purchase in connection with our business are purchased from the U.S. subsidiaries of Japanese manufacturers in U.S. Dollars. Additionally, all of our product sales are made in the United States in U.S. Dollars. In the event that our business model changes in the future, and we either purchase products in foreign currencies such as Japanese Yen, or sell products outside of the United States, for which we accept payment in foreign currencies, we could become subject to exchange rate fluctuations at that time.

Item 4. Controls and Procedures
Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (March 31, 2006). Based on this evaluation, our principal executive officer and our principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective. Disclosure controls and procedures mean our controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                     PART II

                                OTHER INFORMATION

Item 1.   Legal Proceedings

          Not applicable.

Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds

          Not applicable.

Item 3.   Defaults Upon Senior Securities.

          Not applicable.

Item 4.   Submission of Matters to a Vote of Security Holders

          Not applicable.

Item 5.   Other Information

          As a result of certain territorial restrictions in the Kawasaki Motors Corp. dealer agreements, and protests by two dealers in the Chicago area, we were unable to sell Kawasaki products through our Chicago Cycles dealership until we entered into an agreement with Kawasaki and the applicable dealers in February 2006. Under this agreement, we are required to pay these dealers $100,000 over a period of ten months, pursuant to which we now have the right to sell Kawasaki products at our Chicago Cycles dealership.

Item 6.   Exhibits

         (a) Exhibits (filed herewith)

         31.1     Certification of the Chief Executive Officer pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002 (Rule
                  13a-14(a)).

         31.2     Certification of the Principal Financial Officer pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002 (Rule
                  13a-14(a)).

         32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(b)).

         32.2 Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(b)).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GIANT MOTORSPORTS, INC.


Date:  May 22, 2006                       By: /s/ Russell A. Haehn
                                              --------------------------------
                                        Name: Russell A. Haehn
                                       Title: Chairman of the Board of
                                              Directors, Chief Executive
                                              Officer and Secretary
                                              (Principal Executive Officer)


Date:  May 22, 2006                       By: /s/ Gregory A. Haehn
                                              ----------------------------------
                                        Name: Gregory A. Haehn
                                       Title: President, Chief Operating
                                              Officer, Treasurer and a Director
                                              (Principal Financial and
                                              Accounting Officer)